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                             TEMTEX INDUSTRIES INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.: *

Name of Issuer:      TEMTEX INDUSTRIES INC.

Title of Class of Securities:  Common Stock, $.20 par value

CUSIP Number:  75-1321869

                  (Name, Address and Telephone Number of Person
                Authorized To Receive Notices and Communications)

                                Mr. Dennis Chase
                       P.O. Box 248, North Lake, WI 53064
                                 (414) 870-6707

             (Date of Event which Requires Filing of this Statement)

                               September 14, 2000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise




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                             TEMTEX INDUSTRIES INC.


subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75-1321869

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Dennis Chase, ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.   x
         b.

3.  SEC Use Only

4.  Source of Funds

         Personal

5.  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

         356,000

8.  Shared Voting Power:

         None.

9.  Sole Dispositive Power:

         356,000

10. Shared Dispositive Power:

         None.








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                             TEMTEX INDUSTRIES INC.


11. Aggregate Amount Beneficially Owned

         356,000

12. Percent of Class Represented by Amount in Row (11)

         10.3% Basic Weighted Average

13. Type of Reporting Person

         Private Investor

Item 1.  Security and Issuer

         This statement relates to shares of common stock, $.20 par value; authorized, 10,000,000 shares; 5,286,125 issued and outstanding, 3,444,641.

Item 2.  Identity and Background

         Private investor

Item 3.  Source and Amount of Funds or Other Consideration.

         Personal funds. No leverage was used to purchase any shares.

Item 4.  Purpose of Transactions.

         The shares of Common Stock are being held for investment purposes.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, Dennis Chase is deemed to be the beneficial owner of 356,000 shares or 10.3% of the total common stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits.

         None.







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                             TEMTEX INDUSTRIES INC.


        Signature

             The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

September 14, 2000

Dennis Chase


By:   /s/ Dennis Chase

      ------------------------
      Dennis Chase






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